UNITED STATES
                                                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549









                                  SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                              (Amendment No.    24    )*
                                            ------------

                                  Salem Corporation
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                                   (Name of Issuer)

                        Common Stock, par value $.50 per share
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                            (Title of Class of Securities)

                                     794099 10 1
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                                    (CUSIP Number)

                                     Glen E. Hess
                                   Kirkland & Ellis
                                   Citicorp Center
                                 153 East 53rd Street
                               New York, NY 10022-4675
                                    (212) 446-4800
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Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                     May 16,1996
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  794099 10 1             13D              Page   of  Pages
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            NAME OF REPORTING PERSON
            S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON
       1

            Victor Posner - ###-##-####
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
       2                                                              (b) [ ]

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            SEC USE ONLY
       3

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            SOURCE OF FUNDS*
       4
            PF, 00
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT[ ]

       5


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            CITIZENSHIP OR PLACE OF ORGANIZATION)

       6

            United States
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                      SOLE VOTING POWER

                  7

       NUMBER         -0-
                  --------------------------------------------------------------
         OF           SHARED VOTING POWER
       SHARES     8
      BENEFICI        -0-
                  --------------------------------------------------------------
        ALLY          SOLE DISPOSITIVE POWER
      OWNED BY    9

        EACH          917,633 Common Shares
                  --------------------------------------------------------------
      REPORTIN        SHARED DISPOSITIVE POWER
      G PERSON   10    -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11
            917,633 Common Shares
--------------------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
       12

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13
            49.2%
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            TYPE OF REPORTING PERSON
       14
            IN

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
Item 1.  Security and Issuer
----------------------------

     This Amendment No. 24 dated May 16, 1996 to Schedule 13D is filed by Victor

Posner, an individual, to restate to current information and reflects information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

relating to the shares of common stock, par value $.50 per share (the "Salem

Common Shares"), of Salem Corporation, a Pennsylvania corporation (the "Issuer"

or "Salem").  Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

Item 2.  Identity and Background
--------------------------------

     This Schedule 13D is filed on behalf of Victor Posner, an individual.  His business address is 6917 Collins Avenue, Miami Beach, Florida 33141.  His

present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted are Chairman of the Board and Chief Executive Officer of Security Management Corp.

     Victor Posner is a citizen of the United States.

     During the last five (5) years, Victor Posner has not been convicted in a criminal proceeding.

     During the last five (5) years, Victor Posner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described in Item 2 of Amendment No. 23 to this

Schedule 13D.

Item 3.  Sources and Amount of Funds or Other Consideration
-----------------------------------------------------------

     Victor Posner has proposed a transaction in which he would become the sole shareholder of Salem and each shareholder of Salem other than Mr. Posner would receive $22.00 per share in cash.  The transaction as proposed would be structured as a merger between Salem and a new corporation to be formed by Mr.

Posner and is described in two letters, the first dated April 3, 1996, from Mr.

Posner to Marco Loffredo (the "April 3 Letter"), filed as Exhibit 3 to Amendment

No. 23 to this Schedule 13D, and the second dated May 16, 1996 from Mr. Posner to Mr. Loffredo (the "May 16 Letter" and together with the April 3 Letter, the

"Proposal Letters").  A copy of the May 16 letter is filed as Exhibit 1 to this

Amendment.  The total amount of funds necessary to pay the merger consideration to the Salem shareholders would be approximately $20,850,000.  These funds would be provided by Mr. Posner from his personal funds, including proceeds from the possible sale of marketable securities or other assets owned by Mr. Posner.

Although Mr. Posner currently has available to him adequate cash and marketable securities or other assets to provide all funds required for the transaction,

Mr. Posner may provide some or all of the funds from borrowings by him under existing or new credit facilities.

     Whether to borrow any required funds (and the extent of such borrowings, if any) will depend on his analysis, prior to the time the proposed merger becomes effective, of the financing alternatives available to him.

Item 4.  Purpose of Transaction
-------------------------------

     Victor Posner has proposed to become the sole shareholder of Salem in a transaction structured as a merger between Salem and a corporation to be formed by Mr. Posner. In the transaction, each holder of Salem Common Shares other than Mr. Posner would receive $22.00 per share in cash.  The proposal is set forth in the Proposal Letters.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     During the 60-day period ending on the date of this Amendment, Victor

Posner did not effect any transactions in any Salem Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     As described in Item 2 of Amendment No. 23 to this Schedule 13D.

Item 7.  Material To Be Filed as Exhibits
-----------------------------------------

     1.   Letter dated May 16, 1996 ("May 16 Letter") from Victor Posner to

Marco B. Loffredo, Jr., Chairman of the Board of Salem Corporation.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Victor Posner
                                   ---------------------------------
                                   VICTOR POSNER

Dated: May 16, 1996